DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

ROBERT H. BERGDOLT robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

December 12, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 4561
Charito A. Mittelman, Esq., Mail Stop 4561

Re: KBS Real Estate Investment Trust, Inc. Registration Statement on Form S-11/A-3 Filed November 16, 2005 Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for your letter dated November 21, 2005. We appreciate your reviewing our filing. Set forth below are your comments and our proposed responses.

Form S-11

1.

Please substantially revise the summary on page 4 to separate the answer to the question regarding the experience of your advisor with the answer to the question regarding the experience of your sponsor. With respect to the experience of your sponsor, please revise to clarify that the experience you are discussing is that of your sponsor and substantially revise to briefly summarize the prior performance disclosure beginning on page 94. Please delete the names of clients of your sponsor and clients of your sponsor’s affiliates, and instead clearly identify your sponsor by name. With respect to bullet points three and four on page 5 and 58, if you choose to retain this disclosure please revise to clarify that these assets were managed pursuant to management agreements, that they are not included in prior performance discussion since these investors were not passive investors, and tell us how you valued the real estate assets in bullet point four. Further, please revise

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Securities and Exchange Commission

December 12, 2005

to balance any discussion of your sponsor with disclosure that it had no prior experience managing a REIT. Further, please delete your reference to this entity as a predecessor entity, since this is not a predecessor for accounting purposes nor is your Advisor an entity that is continuing the business of your sponsor.

Response: As requested, we have substantially revised the summary on page 4 to separate the answer to the question regarding the experience of our advisor with the answer to the question regarding the experience of our sponsors.

With respect to the experience of our sponsors, we revised to clarify that the experience we are discussing is that of our four sponsors, Peter M. Bren, Charles J. Schreiber, Jr., Peter McMillan III and Keith D. Hall. We believe the section as revised now briefly summarizes the information set forth under “Prior Performance Summary.”

We deleted all of the names of the clients of our sponsors and their affiliates from the summary. As we proposed in our discussions on December 2, 2005, we have included under “Management – Other Affiliates” the names of the 20 largest investors (based on dollar amount invested) in the funds sponsored by investment advisers affiliated with Messrs. Bren and Schreiber. We have also separately included the names of the two largest institutional investors that engaged investment advisers affiliated with Messrs. Bren and Schreiber to recommend real estate acquisitions and manage their investments but that were not as passive as the investors in the prior funds. With respect to the inclusion of these names, please note the following:

•	The new disclosure is accompanied by a statement that (i) the Company does not expect institutional investors to participate in the offering and (ii) any participation by institutional investors would likely be in quantities entitling them to volume discounts. We have also included this cautionary disclosure in the summary of the prospectus immediately following the description of the sponsors’ experience.

•	In addition, the new disclosure under “Management – Other Affiliates” states that “None of the institutional investors named above have endorsed this offering. By including their names, we do not suggest that any of these investors approved of the services provided by any affiliate of our advisor. We included their names only for purposes of your evaluation of the experience and reputation of our sponsors and their team of real estate professionals.” See Denver Investment Advisors, Inc. (July 30, 1993).

•	The new disclosure under “Management – The Advisor” and “—Other Affiliates” emphasizes the distinction between our sponsors and the advisor.

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December 12, 2005

•	The new disclosure under “Management – Other Affiliates” identifies those investors who participated in prior KBS-sponsored funds as opposed to those investors who were advised by affiliates of the sponsors and were not as passive as those who participated in KBS-sponsored funds.

•	By describing only the largest investors, there is no risk of unrepresentative sampling. More importantly, using this criteria ensures that the names included are those most relevant to an investor’s evaluation of the experience and reputation of our sponsors.

As you envisioned, we have chosen to retain the information in bullet points three and four on pages 5 and 58 of the last filing. As requested, we have revised to clarify that these assets were managed pursuant to management agreements or partnership agreements, that they are not included in the prior performance discussion because the investors involved in the purchase of those assets were not as passive as those that invested in KBS-sponsored funds or as those that may invest in the public offering. We have also clarified that the amount included in bullet point four of the last filing represents the amount paid for the assets at the time of their acquisition by the respective investor plus additional capitalized expenditures placed on the real estate assets subsequent to acquisition.

With respect to disclosure that our sponsor had no prior experience managing a REIT, we note that this disclosure was in the last filing and remains in this filing, as does the disclosure of the fact that the sponsors’ affiliates do have experience managing a private REIT.

As requested, we have deleted all references to “predecessors” of KBS Realty Advisors.

We have also made conforming changes in the prior performance summary and tables to clearly identify the sponsors and the sponsors’ relationship to the prior funds.

2.	We note your disclosure on page 95 that a majority of the prior funds paid asset management fees, acquisition and disposition fees and other fees based on participation interests in net cash flows after achieving a stipulated return for the investor. Please tell us which fee reflected in Table II reflects the participation interest of the sponsor and tell us the asset management fees and the participation interests and stipulated returns for the investors in each prior program.

Response: In Table II, the fee representing the participation interest of the sponsor is set forth under “amounts paid to sponsor from property sales and refinancings: incentive fees.” Note that only two funds (Commingled Account 12/95 and Commingled Account 6/99) paid fees related to participation interests during the period indicated. This is because the participation interests for five of

Securities and Exchange Commission

December 12, 2005

the seven funds listed in Table II are back-end fees that will be paid during the final liquidation stage of the fund. The participation interests for the other two funds (Commingled Account 6/98 and Commingled Account 6/99) are based on gains from the sale of assets. Other than Commingled Account 12/95 and Commingled Account 5/95, all of the funds in Table II are currently in their operating stage. Although Commingled Account 5/95 was in the liquidation stage as of December 31, 2004, the fund had not yet achieved the stipulated return to investors.

Please see Attachment A for a summary of the fees paid by the funds in Table II to KBS affiliates.

Prior Performance Summary, beginning on page 94

3.	In the second paragraph on page 97, please tell us the basis for KBS Realty’s conclusion that it will sell the 66 remaining assets it manages at prices “substantially above their current market value.”

Response: We have revised this language to state that the KBS investment adviser will sell the remaining assets when it believes that market conditions and property positioning have maximized their value.

Prior Performance Summary Tables

Table II, page F-16

4.	Please explain to us the principal reasons for the significant change in the amount of cash generated from operations prior to payments to sponsors, as it relates to separate account 12/98, which was originally $21.6 million and is now reflected at $65.6 million.

Response: In amendment no. 3, we revised “cash generated from operations prior to payments to sponsors” to include the distributions from operations of Separate Account 12/98’s two unconsolidated subsidiaries; the distributions from these unconsolidated subsidiaries had been omitted from Table II in earlier filings. These two unconsolidated subsidiaries are discussed in note 3 to Table III for Separate Account 12/98. In this amendment, we have again revised “cash generated from operations prior to payments to sponsors” for Separate Account 12/98 to reflect cash from operations of $71,848,000. The $65,622,000 figure disclosed in amendment no. 3 was after payments to the sponsor in the amount of

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December 12, 2005

$6,226,000, which amount should have been included in “cash generated from operations prior to payment to sponsors” in the prior amendment.

Very truly yours,

/s/ ROBERT H. BERGDOLT
Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer

KBS Real Estate Investment Trust, Inc.

Attachment A

Fees Paid to KBS Affiliates by Funds Presented in Table II

Fund Name	Acquisition Fee[1]	Asset Management Fee[2]	Loan Servicing Fee[3]	Portfolio Reporting Fee[2]	Incentive Fee[4]	Disposition Fee[5]
Commingled Account 5/95	1% of purchase price (net of acquisition-related expenses) + reasonable property related reserves if spent within 12 months	First 3 years: 0.75% of original cost of property interest or loan (as defined in section 6.2(a) acquisition fee definition of cost). After first 3 years: 0.60% of original cost. Fee prorated for a property sale or purchase based on number of days held in quarter	(i) 25% of cost of loans receivable; plus (ii) $75,000 times total committed capital divided by $252,100,000	None	Once the limited partners are returned their capital plus receive a 10% return on their investment; then general partner (GP) shares in distributions as follows: for cash flows that produce a return over 10% but below 15% - GP receives 10% of distributions; for cash flows that produce a return over 15% but below 20% - GP receives 25% of distributions; for cash flows that produce a return over 20% - GP receives 30% of distributions	None

Commingled Account 12/95	1% of purchase price (net of acquisition-related expenses) + reasonable property related reserves if spent within 12 months	First 3 years: 0.75% of original cost of property interest or loan (as defined in section 6.2(a) acquisition fee definition of cost). After first 3 years: 0.60% of original cost. Fee prorated for a property sale or purchase based on number of days held in quarter	25% of cost of loans receivable	$75,000 per annum to be reduced at the beginning of each year for any sales occurring in the previous years based on method defined in section 6.2(f)	Once the limited partners are returned their capital plus receive a 10% return on their investment; then general partner (GP) shares in distributions as follows: for cash flows that produce a return over 10% but below 15% - GP receives 10% of distributions; for cash flows that produce a return over 15% but below 20% - GP receives 25% of distributions; for cash flows that produce a return over 20% - GP receives 30% of distributions	None

Commingled Account 12/96	1% of purchase price (net of acquisition-related expenses) + reasonable property related reserves if spent within 12 months	First 3 years: 0.75% of original cost of property interest or loan (as defined in section 6.2(a) acquisition fee definition of cost). After first 3 years: 0.60% of original cost. Fee prorated for a property sale or purchase based on number of days held in quarter	25% of cost of loans receivable	$75,000 per annum to be reduced at the beginning of each year for any sales occurring in the previous years based on method defined in section 6.2(f)	Once the limited partners are returned their capital plus receive a 10% return on their investment; then general partner (GP) shares in distributions as follows: for cash flows that produce a return over 10% but below 15% - GP receives 10% of distributions; for cash flows that produce a return over 15% but below 20% - GP receives 25% of distributions; for cash flows that produce a return over 20% - GP receives 30% of distributions	None

Attachment A

Fees Paid to KBS Affiliates by Funds Presented in Table II

Fund Name	Acquisition Fee[1]	Asset Management Fee[2]	Loan Servicing Fee[3]	Portfolio Reporting Fee[2]	Incentive Fee[4]	Disposition Fee[5]
Commingled Account 6/98	1% of purchase price (net of acquisition-related expenses) + reasonable property related reserves established at time of acquisition, if spent	6.5% of Net Income after Debt Service to the extent the partnership generates a per annum return on the partnership Invested Capital of up to 8.5%; plus 20% of Net Income after Debt Service of the partnership in excess of such 8.5% per annum return	None	$75,000 per annum	10% of excess of Gain from Sale (defined as Net Sales Proceeds before Incentive Fee over Invested Capital (definition of invested capital includes reinvested capital)) plus any loss recognized upon a previous sale, financing, refinancing or other disposition that has not already been fully offset by this clause.	0.35% of total sales price

Commingled Account 6/99	1% of purchase price (net of acquisition-related expenses) + reasonable property related reserves established at time of acquisition, if spent	6.5% of Net Income after Debt Service to the extent the partnership generates a per annum return on the partnership Invested Capital of up to 8.5%; plus 20% of Net Income after Debt Service of the partnership in excess of such 8.5% per annum return	None	$75,000 per annum	10% of excess of Gain from Sale (defined as Net Sales Proceeds before Incentive Fee over Invested Capital (definition of invested capital includes reinvested capital)) plus any loss recognized upon a previous sale, financing, refinancing or other disposition that has not already been fully offset by this clause.	0.35% of total sales price

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Attachment A

Fees Paid to KBS Affiliates by Funds Presented in Table II

Fund Name	Acquisition Fee[1]	Asset Management Fee[2]	Loan Servicing Fee[3]	Portfolio Reporting Fee[2]	Incentive Fee[4]	Disposition Fee[5]
Separate Account 12/98	1% of purchase price (net of acquisition-related expenses) + reasonable property related reserves established at time of acquisition, if spent	1.25% per annum of the Carrying Value of such Property Interest or Loan on the determination date. The Asset Management Fee will be determined on the first day of each fiscal quarter and will be payable on such determination date in arrears. Fees prorated on sold or purchased property based on number of days held in quarter.	None	$75,000 per annum	Other than in liquidation, Cash Available for Distribution distributed as follows: (1st) 100% to the Partners in accordance with their Percentage Interests until LP has received an amount equal to the amount of any Deemed UBTI Tax; (2nd) to GP and LP in accordance with their Percentage Interests until each Partner has received aggregate distributions which, as of the date of the distribution, provide LP with an IRR on its Capital Contributions of 10%, after taking into account the cumulative amount of any Deemed UBTI Tax; (3rd) (a) 50% to the Partners in accordance with their Percentage Interests and (b) 50% to GP until GP has received aggregate distributions which, as of the date of the distribution, provide GP with 10% of the aggregate Cash Available for Distribution distributed to the Partners pursuant to clause (2nd) in excess of the Partners’ Capital Contributions; (4th) 100% to GP until GP has received aggregate distributions pursuant to clause (3rd)(b) and this clause (4th) which, as of the date of the distribution, provide GP with 20% of all Cash Available for Distribution distributed to the Partners pursuant to clauses (2nd), (3rd)(a) and (4th) in excess of the Partners’ Capital Contributions; and (5th) 80% to the Partners in accordance with their Percentage Interests and 20% to GP.	None

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Attachment A

Fees Paid to KBS Affiliates by Funds Presented in Table II

Fund Name	Acquisition Fee[1]	Asset Management Fee[2]	Loan Servicing Fee[3]	Portfolio Reporting Fee[2]	Incentive Fee[4]	Disposition Fee[5]
Separate Account 10/97	1% of purchase price (net of acquisition-related expenses) + reasonable property related reserves, if spent within 24 months	First 3 years: 0.75% of original cost of real estate investment (as defined in acquisition fee definition of cost) After first 3 years: 0.60% of original cost. Fee prorated for a property sale or purchase based on numbers of days held in quarter	None	None	After partners have received a 10% per annum return on their remaining invested capital then GP is paid 20% of any excess distributions. If the Net Proceeds of a Capital Event (sale or financing) does not return the LP and GP amounts sufficient to return all contributions (with respect to an asset) then all future payments of Net Cash Flow and Net Proceeds from a Capital Event will first be applied to pay the shortfall. Such shortfall will continue to bear return on a compounded basis of 10% per annum.	None

[1]	See Table II “Amount paid to sponsor from proceeds of offering: Acquisition fees: advisory fees.”

[2]	See Table II “Amount paid to sponsor from operations: Partnership and Asset Management Fees.”

[3]	See Table II “Amount paid to sponsor from operations: Loan servicing fees.”

[4]	See Table II “Amounts paid to sponsor from property sales and refinancings: Incentive Fees.”

[5]	See Table II “Amounts paid to sponsor from property sales and refinancings: Disposition Fees.”

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